THE LAW OFFICE OF
RONALD N. VANCE, P.C.
Attorney at Law
1656 REUNION AVENUE
SUITE 250
SOUTH JORDAN, UTAH 84095

ALSO ADMITTED IN CALIFORNIA (INACTIVE)	TELEPHONE (801) 446-8802
FAX (801) 446-8803
EMAIL: ron@vancelaw.us

June 17, 2008

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, DC 20549

Re:	White Mountain Titanium Corporation
Registration Statement on Form S-1/A
Filed May 27, 2008
File No. 333-148644

Dear Mr. Schwall:

We are in receipt of your comment letter dated June 12, 2008, addressed to White Mountain Titanium Corporation (the “Company”) in connection with the amended filing of its registration statement on Form S-1. Set forth below is the single comment contained in your letter and the Company’s response.

Consolidated Balance Sheet, page 56

1.	Please revise to include a description for each of your non-current assets. This comment also applies to your interim financial statements on page 47 of your filing.

Response: The marked hard copy of the amended registration statement furnished to your staff for their review inadvertently omitted the description of the Company’s non-current assets because of a computer error in printing out the hard copy. Charles E. Jenkins, the Company’s CFO, spoke to Chris White, the Branch Chief, about the error and pointed out the requested information on the Edgar document filed with the Commission. Mr. White agreed that the requested information had been provided on the Edgar copy duly filed with the Commission and said that he had no other comments on this issue. The Company apologizes for the error in the hard copy and will resolve the computer error and review the marked copies more carefully in the future.

For this reason, the Company does not believe any amendment to the S-1/A registration statement filed on May 27, 2008, is required. Included with this letter is a request by the Company for an effective date of June 20, 2008.

Please feel free to contact me if you have any questions in regard to this matter.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance

cc:	Charles E. Jenkins, CFO
Brian Flower, Chairman
Michael P. Kurtanjek, President